Exhibit 99.1

FOR IMMEDIATE RELEASE

Leading Proxy Firm Glass-Lewis Advises Chiquita Shareholders Vote AGAINST Revised Fyffes Transaction

Also Recommends Voting AGAINST Adjournment of the Special Meeting of Chiquita Shareholders

New York, NY (October 21, 2014) - Cutrale-Safra today stated it is pleased that Glass Lewis, a leading proxy advisory firm, has recommended its clients vote AGAINST the Fyffes transaction at the Chiquita Special Meeting of shareholders scheduled for October 24th.  In addition, Glass Lewis has recommended its clients vote AGAINST the proposal to adjourn the Special Meeting.

In its recommendation to vote AGAINST the adjournment of the Special Meeting of Chiquita shareholders, Glass Lewis asserts: “To the contrary, following an extensive review of the available arguments, we find the board relies quite heavily on estimated NewCo values unsupported by market trends, questionable methodologies intended to undermine the perceived value of the Cutrale/Safra bid and an adamant commitment to press its own deal forward despite potential greater options are available to Chiquita.”

In its recommendation to vote AGAINST the Fyffes transaction, Glass Lewis notes:

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“Given concerns regarding procedural concessions, a pervasive disparity between the board’s presentation of value and the value of Chiquita in the market, and the lack of clearly attractive financial terms in the proposed agreement, we believe shareholders would be best served rejecting the [Fyffes] proposal.”

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The Chiquita Board’s analysis “reflects a continuing and perplexing failure to acknowledge the indisputably significant and long-term gap between the board’s value creation position and Chiquita’s actual value in a heavily-traded, well-informed marketplace.”

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“Under the circumstances, we expect shareholders may reasonably be left questioning whether the amended Fyffes transaction … represents an opportunity so compelling as to soundly preclude exploration of any other alternatives.”

Cutrale-Safra added: “The Cutrale-Safra $14 per share all cash offer provides Chiquita shareholders with a superior and compelling alternative. It represents a highly attractive approximately 19% premium to the adjusted stock price of $11.80, the value of Chiquita shares based upon the revised Fyffes transaction. Moreover, the proposed cash consideration of the Cutrale-Safra offer, including the assumption of Chiquita net debt, represents a multiple of approximately 12.4x EBITDA for the twelve months ended June 30, 2014. The Cutrale-Safra definitive offer is the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector based on the EBITDA multiples of comparable transactions.”

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD (“Burlingtown”), and an affiliate of the Safra Group, Erichton Investments Ltd. (“Erichton” and, together with Burlingtown and Cavendish, “Cutrale-Safra”), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission (“SEC”), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the “Cutrale-Safra Proxy”).

FOR IMMEDIATE RELEASE

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

About Cutrale Group

The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family.  Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices.  The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.

Media Contact:

Jeremy Fielding / Stef Goodsell

Kekst and Company

(212) 521-4858/4878

jeremy-fielding@kekst.com/stef-goodsell@kekst.com

Investor Contact:

Scott Winter / Arthur Crozier

Innisfree M&A Incorporated

(212) 750-5833